UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
                                                           COMMISSION FILE
                                                            NUMBER 0-27524
                               FORM 12b-25
                       NOTIFICATION OF LATE FILING

(Check one)    Form 10-K and Form 10-KSB  X Form 20-F  Form 11-K  Form 10-Q and
               Form 10-QSB  Form N-SAR for Period Ended: December 31, 2002

      Transition Report on Form 10-K      Transition Report on Form 20-F
      Transition Report on Form 11-K      Transition Report on Form 10-Q
      Transition Report on Form N-SAR     For the Transition Period Ended:

  Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
     Nothing in this form shall be construed to imply that the Commission has
                   Verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                                 PART I
                          REGISTRANT INFORMATION
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Full Name of Registrant: Dynamotive Energy Systems Corporation

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Former Name if Applicable: Dynamotive Technologies Corporation

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Address of Principal Executive Office (Street and Number)
105 - 1700 West 75th Avenue
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City, State and Zip Code
Vancouver, British Columbia, Canada V6P 6G2
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                                 PART II
                          RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b 25(b), the following should be completed. (Check box if appropriate.)
       (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
   X   (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20?F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
       (c)   The accountant's statement or other exhibit required by Rule
             12b-25(c) has been attached if applicable.

                                PART III
                                NARRATIVE

State below in reasonable detail the reasons why Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets if needed.)

                               See attached.


                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Laura Santos                            (604)         267-6013
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                 (Name)                  (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or
    15(d) of the Securities and Exchange Act of 1934 or Section 30
    of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify
    report(s).                                                        X Yes  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
    in the subject report or portion thereof?                         X Yes  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
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                      Dynamotive Energy Systems Corporation
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                   (Name of Registrant as specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2003                 By: /s/ Andrew Kingston
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                                            Andrew Kingston, President and
                                            Chief Executive Officer







                   DYNAMOTIVE ENERGY SYSTEMS CORPORATION
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                 Form 12b-25 With Respect to Annual Report
                on Form 20-F for Year Ended December 31, 2002



                               PART III

The subject annual report on Form 20-F for the year ended December 31, 2002 could not be filed without unreasonable effort or expense because the Company has not yet resolved certain accounting treatment and disclosure issues, including accounting treatment and disclosure issues relating to accounting for its European operations and its Border BioFuels Ltd subsidiary . The Company will file the subject annual report in approximately a month's time following the prescribed due date.


                                 PART IV

The statement of operations to be included in the Form 20-F will reflect certain significant changes in the Company's results of operations from the corresponding period of the last fiscal year. The Company incurred a net loss from its operations for the year ended December 31, 2002, similar to the net operating loss incurred in the year ended December 31, 2001. However, an increase in net loss for the year ended December 31, 2002 is expected, due to a number of factors, including a write-down of long-term assets of the European subsidiary of the Company as a result of the insolvency of Border BioFuels Ltd.